                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         HIGH SPEED NET SOLUTIONS, INC.
                         ------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   429793-10-2
                                   -----------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                October 30, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S). 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
                                 Page 1 of 12
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
CUSIP No. 429793-10-2                                                     Page 2 of 12

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1) NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Summus, Ltd., Inc.
                  I.R.S. Employer Identification No.:  57-0942645
--------------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)
                  (b)
--------------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                                    00
--------------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------------
                               7) SOLE VOTING POWER
NUMBER OF                                                                    8,389,360
SHARES                         -------------------------------------------------------
BENEFICIALLY                   8) SHARED VOTING POWER
OWNED BY                                                                  1,279,667/1/
EACH                           -------------------------------------------------------
REPORTING                      9) SOLE DISPOSITIVE POWER
PERSON                                                                       8,289,360
WITH:                          -------------------------------------------------------
                               10) SHARED DISPOSITIVE POWER
                                                                             -0-
--------------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          9,669,027/1/
--------------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                              40.8%/2/
--------------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                                    CO
--------------------------------------------------------------------------------------

---------
/1/ Includes 1,279,667 shares of Common Stock, par value $.001 per share ("Common Stock") of High Speed Net Solutions, Inc. (the "Issuer"), over which Summus Ltd., Inc. ("Summus") believes it has the power to vote under voting agreements with and/or proxies from 14 persons. Such agreements and/or proxies are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Amended Form S-1, File No. 333-41730, filed with the SEC on October 18, 2000.
/2/ Calculated based on 23,685,231 shares of Common Stock of the Issuer outstanding on November 10, 2000, as reported in the Issuer's Amended Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000.

CUSIP No. 429793-10-2                                                     Page 3 of 12

--------------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Dr. Bjorn Jawerth
--------------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)
                  (b)
--------------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                                    OO
--------------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                    [has any of the information listed below changed?]   United States
--------------------------------------------------------------------------------------
                               7) SOLE VOTING POWER
NUMBER OF                                                                 -0-
SHARES                         -------------------------------------------------------
BENEFICIALLY                   8) SHARED VOTING POWER
OWNED BY                                                                  9,669,027/3/
EACH                           -------------------------------------------------------
REPORTING                      9) SOLE DISPOSITIVE POWER
PERSON                                                                    -0-
WITH:                          -------------------------------------------------------
                               10) SHARED DISPOSITIVE POWER
                                                                          9,669,027/3/
--------------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          9,669,027/3/
--------------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
--------------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                              40.8%/4/
--------------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                                    IN

---------
/3/ Includes 8,289,360 shares of the Issuer's Common Stock held by Summus and 1,279,667 shares of the Issuer's Common Stock for which Summus believes it has voting power under voting agreements and/or proxies from 14 persons. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Amended Form S-1, File No. 333-41730, filed with the SEC on October 18, 2000. Dr. Bjorn Jawerth ("Dr. Jawerth") owns approximately 40.0 percent of the outstanding shares of Summus on a non-diluted basis and is the President and Chairman of Summus' Board of Directors. Dr. Jawerth exercises shared voting and investment power with respect to those shares of the Issuer's Common Stock beneficially owned by Summus.
/4/ Calculated based on 23,685,231 shares of Common Stock of the Issuer outstanding on November 10, 2000, as reported in the Issuer's Amended Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000.

CUSIP No. 429793-10-2                                               Page 4 of 12

     This Amendment No. 2 amends and supplements the Schedule 13D filed by Summus, Ltd. on August 23, 2000 as amended, on September 8, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of High Speed Net Solutions, Inc. (the "Issuer").

Item 2. Identity and Background

     Item 2 shall be deleted in its entirety and replaced with the following:

     (a) The names of the persons filing this report are Summus, Ltd., a Delaware corporation ("Summus") and Dr. Bjorn Jawerth ("Dr. Jawerth"), who is President and Chairman of the Board of Directors of Summus, as well as the holder of approximately 40 percent of Summus' capital stock.

     (b) Summus' principal offices are located at Two Hannover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601, which is also Dr. Jawerth's business address.

     (c) Summus is in the business of developing and marketing media compression and pattern recognition software used to compress and decompress image, video and other data. Dr. Jawerth is President and Chairman of the Board of Directors of Summus.

     (d) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Summus is a Delaware corporation. Dr. Jawerth is a citizen of the United States.

     Please see Schedule I for additional information pertaining to Summus' executive officers and directors.

Item 4. Purpose of Transaction

     Item 4 shall be deleted in its entirety and replaced with the following:

     Summus acquired (i) 9,542,360 shares of Common Stock pursuant to the Stock Purchase Agreement dated July 30, 1999 between Mr. Bradford Richdale, Mrs. Debbie Richdale and various entities affiliated with Mr. Richdale (the "Stock Purchase Agreement") (which Stock Purchase Agreement was filed as an Exhibit to the Schedule 13D, filed by Summus on August 23, 2000, and is incorporated herein by reference), (ii) 1,500,000 shares of Common Stock in satisfaction of payments due under the Marketing License Agreement and (iii) voting rights associated with 1,279,667 shares of Common Stock for investment purposes only. Summus previously disposed of 2,568,000 shares of Common Stock in private transactions as well as 85,000 shares of Common Stock in brokered sales under Rule 144 of the Securities Act of 1933. It is Summus' understanding that it does not own voting control of the Issuer. Neither Summus nor its officers exercise control over the Issuer, and the Issuer is managed and operated independently of Summus. In fact, the Issuer, its management and certain shareholders of the Issuer attempt to exercise control over Summus.

     Beginning on or about August 14, 2000 and continuing thereafter, Summus began actively reviewing its investment in the Issuer and considering (i) further dispositions of Common Stock, (ii) taking actions to effect a change in the directors and officers of the Issuer, (iii) entering into a possible merger, stock purchase, asset purchase or other similar transaction with the Issuer that would result in a change in control of the Issuer, or (iv) bringing legal action against the Issuer and some of its officers, directors, employees and shareholders with respect to matters under review. In addition, (i) Summus, the Issuer and certain shareholders of the Issuer engaged in discussions regarding a potential transaction that would

CUSIP No. 429793-10-2                                               Page 5 of 12


result in a merger of Summus and the Issuer or in an acquisition of one party or its assets by the other, (ii) Summus and the Issuer exchanged threats of litigation, (iii) Summus' Board of Directors expanded from one to three members, adding two outside directors, and appointed a Special Committee of independent directors (the "Special Committee") to evaluate and negotiate any potential merger, stock purchase, asset purchase or other similar transaction with the Issuer (a "Potential Transaction"), (iv) certain shareholders of the Issuer made proposals to the Special Committee related to such a Potential Transaction, (v) negotiations between the Special Committee and the Issuer and certain of its shareholders are ongoing and may continue or cease at any time, and (vi) the Special Committee and the Issuer considered financing alternatives in connection with a Potential Transaction, as well as transactions with third parties, either of which would effect a change of control of the Issuer shares owned by Summus.

     On September 1, 2000, Summus and the Issuer entered into a non-binding letter of intent (the "Letter of Intent") with regard to a proposed merger or asset purchase between Summus and the Issuer (the "Proposed Merger"), which is discussed below, and other related transactions. Also on September 1, 2000, Summus and the Issuer entered into a Loan and Security Agreement and related documents pursuant to which the Issuer agreed to loan Summus $500,000 for a term of 60 days, as well as an additional $500,000 upon execution of a definitive agreement in connection with the Proposed Merger (the "Loan Transactions").

     Summus and the Issuer entered into the following documents on September 1, 2000: (i) a Loan and Security Agreement, between the Issuer, including its majority-owned subsidiaries, Dr. Jawerth and Summus (the "Loan and Security Agreement"), (ii) a Standstill Agreement, between the Issuer, Summus and Dr. Jawerth (the "Standstill Agreement"), (iii) a Stock Pledge and Security Agreement, between Summus, Dr. Jawerth and the Issuer, including its majority-owned subsidiaries (the "Stock Pledge and Security Agreement"), and
(iv) an Escrow Agreement, between Summus, Dr. Jawerth, the Issuer and Kilpatrick Stockton, LLP (the "Escrow Agreement"). In addition, Summus issued a Promissory Note to the Issuer in the principal amount of $500,000 (the "Promissory Note").

     The Letter of Intent, the Loan and Security Agreement, the Standstill Agreement, the Stock Pledge and Security Agreement and the Escrow Agreement were attached to Amendment No. 1 to Schedule 13D (filed September 8, 2000) as Exhibits A, B, C, D, and E, respectively, and are incorporated herein by reference. The description of the Letter of Intent, the Loan and Security Agreement, the Standstill Agreement, the Stock Pledge and Security Agreement and the Escrow Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to such exhibits. Furthermore, the Letter of Intent has been superseded by the Asset Purchase Agreement and certain other agreements have been modified as described herein.

     Pursuant to the Loan and Security Agreement, (i) Summus agreed to repay the $500,000 it borrowed from the Issuer, together with interest, within 60 days,
(ii) Summus granted the Issuer a security interest in up to 500,000 shares of the Issuer's Common Stock, which Summus pledged as collateral for the Loan Transactions (the "Pledged Shares") and (iii) Summus agreed that for a period of 30 days neither Summus nor any of its directors, officers, advisors or other representatives would (a) take any action to facilitate any inquiry or proposal that constitutes or might reasonably be expected to lead to any acquisition, purchase or exclusive license of a substantial portion of Summus' assets, a merger with Summus or any other investment in Summus (collectively, an "Acquisition Proposal"), (b) provide any non-public information concerning Summus with respect to any Acquisition Proposal, or (c) enter into an agreement with any person other than the Issuer regarding a possible Acquisition Proposal. However, Summus would not be prohibited from taking any action in connection with the sale of securities of Summus that does not transfer control of Summus, even if such action otherwise would be prohibited. The number of Pledged Shares is to be determined as of a particular date based on a formula set forth in the Escrow Agreement.

     Under the Stock Pledge and Security Agreement, Summus agreed not to transfer or further encumber the Pledged Shares so long as the Stock Pledge and Security Agreement is in effect. Although Summus granted the Issuer a security interest in the Pledged Shares, Summus remains the record owner and continues to possess all voting and dividend rights associated with the Pledged Shares, unless and until ownership is transferred to enforce the Issuer's security interest following a default pursuant to the Stock Pledge and Security Agreement. In the event of a default under the Stock Pledge and Security

CUSIP No. 429793-10-2                                               Page 6 of 12


Agreement, following the expiration of the applicable cure period under such agreement, Summus' voting rights and rights to receive dividends associated with the Pledged Shares shall be immediately transferred to the Issuer.

     Under the Standstill Agreement, Summus, the Issuer and Dr. Jawerth agreed that they would not enter into any public market transaction for the sale or disposition of Common Stock from September 1, 2000 until the third trading day after a public announcement to the effect that either the Issuer and Summus intend to effect a business combination or that negotiations for such a combination have been terminated. The Standstill Agreement terminates on the earlier of the final closing of the Proposed Merger or payment of all of Summus' obligations under the Loan and Security Agreement and related Promissory Note.

     The Letter of Intent called for, among other things, (i) the Issuer and Summus to be valued the same for purposes of the Proposed Merger, (ii) the Issuer to issue 8,000,000 shares of Common Stock to Summus' shareholders (other than the Issuer) in connection with the Proposed Merger of Summus and the Issuer, (iii) the Issuer to issue warrants for 500,000 shares with a strike price of $5.50 to Summus' shareholders (other than the Issuer and Dr. Jawerth), also in connection with the Proposed Merger, (iv) at completion of the Proposed Merger, Summus and its shareholders other than the Issuer to own in excess of a majority of the Issuer's Common Stock, (v) the Issuer to provide certain resale rights and compensation to Dr. Jawerth, (vi) the Issuer to procure $15,000,000 in additional financing as a condition of the Proposed Merger, (vii) the Issuer to remain publicly traded (on the OTC Bulletin Board or better), and (viii) the board of directors of the Issuer to include six independent directors designated equally by the Issuer and Summus and one inside director from each party. If the Issuer hires a new Chief Executive Officer pursuant to a national search or otherwise, the new Chief Executive Officer shall be the ninth director. The Letter of Intent was non-binding and all of its terms are not included in the Asset Purchase Agreement. Thus, the Letter of Intent does not reflect the current agreement between the parties.

     On October 30, 2000, Summus and the Issuer signed an Asset Purchase Agreement pursuant to which Summus has agreed to sell substantially all of its assets to the Issuer (the "Sale"). The proposed Sale was approved by the Summus Special Committee and the full Board of Directors. The Special Committee determined that Summus had reasonably exhausted pursuit of immediate alternatives. The Special Committee considered the substantial risks associated with the proposed Sale and the personal benefit of Dr. Jawerth. The Special Committee ultimately determined that approval of the proposed sale was in the best interest of Summus and its shareholders. The following summary of the Asset Purchase Agreement and the Sale is not intended to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which has been filed as an exhibit hereto and is incorporated by reference herein. Under the Asset Purchase Agreement, Summus has agreed to transfer substantially all of its assets to the Issuer, including shares of the Issuer's common stock held by Summus, in exchange for 22,235,083 shares of Common Stock (the "Stock Purchase Price"), warrants to purchase a total of 500,000 shares of the Issuer's Common Stock to be issued on a pro-rata basis to the Summus stockholders except for the Issuer and Dr. Jawerth and exercisable for a period of five years following the date of the Asset Purchase Agreement and assumption of certain liabilities of Summus. To secure Summus' indemnification obligations under the Asset Purchase Agreement, 2,000,000 shares of Common Stock will be placed in escrow at closing. Closing is expected to occur at the earliest possible date. The Asset Purchase Agreement and related documents supersede the Letter of Intent.

     The obligations of Summus and the Issuer under the Asset Purchase Agreement are each subject to the satisfaction of certain conditions, including but not limited to: the fulfillment by both parties of all representations and warranties and performances of all covenants listed in the Asset Purchase Agreement, the approval of Summus' stockholders, the delivery of legal opinions from both parties' counsel, the absence of any injunction or similar legal order prohibiting or restraining consummation of any of the material transactions contemplated by the Asset Purchase Agreement and the absence of any pending legal action or governmental investigation or inquiry which is reasonably likely to result in any such injunction or order. Additionally, it is a condition to closing that Dr. Jawerth shall have entered into a private placement agreement with the Issuer's investment banker for the private sale of $2,500,000 worth of shares of Common Stock he owns. If a permit from the North Carolina Secretary of State covering the issuance of the Stock Purchase Price is not obtained, Kirsten Jawerth shall have entered into a private placement agreement with the Issuer's investment banker to purchase $1,000,000 worth Common Stock

CUSIP No. 429793-10-2                                               Page 7 of 12


she owns. Certain conditions, including those relating to the execution of private placement agreements by Dr. and Ms. Jawerth, may each be waived by Summus. Closing is also contingent upon the Issuer raising at least $7,500,000 to be invested in the Issuer immediately following the closing. The $7,500,000 includes the amounts to purchase Dr. Jawerth's and/or Ms. Jawerth's shares and amounts raised by either Summus or the Issuer to provide interim financing for Summus.

     Summus and the Issuer also covenant to perform other obligations pursuant to the Asset Purchase Agreement. For a period of eighteen months following closing, Summus and the stockholders party to the Asset Purchase Agreement have agreed that they will not, without the prior written consent of the Issuer, for his own account or jointly with another, directly or indirectly, for or on behalf of any person, as principal agent or otherwise: (i) participate in the control or management of or assist a business that develops, markets, licenses out or sells digital media compression products or services within a particular territory, or assist such a business in the development of digital media compression products or services, or accept employment as a consultant, director, officer or manager by a business engaged in the Issuer's business, except the Issuer; or (ii) solicit or induce, or in any manner attempt to solicit or induce, any person employed or engaged by the Issuer in any capacity (including, without limitation, as an employee, distributor, independent contractor or agent), to leave such employment or engagement, whether or not such employment or engagement is pursuant to a contract or is at will.

     The Issuer will replace Summus options cancelled at closing with options to purchase shares of the Issuer's Common Stock, the number of shares of Common Stock subject to each replacement option to be equal to 18.5629 times the number of Summus shares covered by the related cancelled option. Both Summus and the Issuer have agreed to maintain individual Boards of Directors having a majority of members who are not insiders. After the closing, the Issuer has agreed to increase the size of its Board of Directors to ten and elect certain Summus directors to the new Board. Immediately after closing, Kenneth Marks, Stuart Diamond, Chris Gaertner, Wendi Tush and the Issuer's new Chief Executive Officer will join the Issuer's Board of Directors in addition to the current members of its Board of Directors: Herman Rush, Richard Seifert, Christine Wittress, Andrew Fox and Dr. Jawerth. The terms and conditions set forth in the Letter of Intent have been preempted by the Asset Purchase Agreement and the Letter of Intent should not be viewed as part of the transaction. For example, there is no condition to closing in the Asset Purchase Agreement that the Issuer remain listed. The Issuer at this time has been deleted from the OTC Bulletin Board.

     The Issuer must apply to obtain an order of approval from the Secretary of State of North Carolina, after a fairness hearing, for the issuance of the Issuer's shares in the Sale pursuant to Section 78A-30 of the North Carolina Securities Act, and both parties must use commercially reasonable efforts to have the North Carolina Permit (the "Permit") granted as soon as practicable after such filing. If such Permit is not obtained in a timely manner, then the Common Stock issued in the Sale will be issued in a private placement in accordance with exemptions from registration under federal and state securities laws. If such shares of Common Stock are issued in a private placement, the Issuer must notify each of Summus' stockholders of any registration of its Common Stock and include in such registration shares of Common Stock included in the Stock Purchase Price as specified by each stockholder in a timely written request.

     Summus and its stockholders will agree that none of the shares of the Common Stock received as part of the Stock Purchase Price will be sold in public transactions during the twelve (12) months following the closing, provided that one and one-half percent (1.5%) of the shares included in the Stock Purchase Price may be sold or otherwise disposed of in public transactions in each of the third through the twelfth months following the closing. This restriction will not apply to the options to purchase the Issuer's Common Stock held by directors, Stuart Diamond and Kenneth Marks, and consultant, Chris Gaertner, described below.

     Following the closing, the Issuer has agreed to retire the shares of its Common Stock purchased as part of the acquired assets, as well as shares of Common Stock it receives in distributions by Summus to its shareholders upon liquidation. The Issuer has also agreed to file a Form S-8 when it becomes current on its reports required under the Securities Exchange Act of 1934 with regard to certain options to purchase Common Stock held by Messrs. Gaertner, Diamond and Marks.

CUSIP No. 429793-10-2                                               Page 8 of 12


     Summus and the Issuer may terminate the Sale (i) by mutual consent, (ii) if the closing does not occur within sixty days of the date of the Asset Purchase Agreement, (iii) if any court or other governmental instrumentality of competent jurisdiction shall have issued an order, decree or ruling or taken any other action, restraining enjoining or otherwise prohibiting the Sale or (iv) by Summus, if the Issuer has failed to provide the interim financing discussed below. Accordingly, notwithstanding the execution of the Asset Purchase Agreement, the Agreement may be terminated and the Sale may not close. Consequently, Summus may continue to pursue alternative courses of action, such as the sale of shares of Common Stock in private placements or otherwise, consideration of financing alternatives or consideration of actions to effect a change in the directors and officers of the Issuer, to the extent such actions are not restricted by the Asset Purchase Agreement and the other agreements described herein.

     Under the Asset Purchase Agreement, the Issuer agreed to provide Summus, under the terms of the Loan and Security Agreement described above, as amended, with an additional $235,000 beginning on October 30, 2000 and every two weeks thereafter until the earlier of the closing date or three months after the date of the Asset Purchase Agreement. In connection with this agreement, Dr. Jawerth, Summus and the Issuer have entered into an amendment to the Loan and Security Agreement (the "Loan Amendment"). Under the Loan Amendment, the Issuer will make an additional term loan to Summus in the principal amount of up to $1,175,000, evidenced by a second promissory note. As security, Summus pledged 1,175,000 shares of the Issuer's Common Stock it owns, pursuant to an amendment to the Stock Pledge and Security Agreement. If the Sale closes, this interim debt will be cancelled and collateral having a value equal to the indebtedness under the Loan Amendment will be returned to Summus. If the Sale does not close within sixty days of October 30, 2000, then the interim financing will be paid by cancellation of the collateral. Between September 1, 2000 and the execution of the Loan Amendment on October 30, 2000, the Issuer made no additional loans to Summus. The parties also amended the Escrow Agreement to increase the number of shares held in escrow relating to the financing to 1,675,000 shares of Common Stock. The Loan Amendment, the second promissory note, and the amendments to the Pledge and Security Agreement and the Escrow Agreement are attached as exhibits hereto and incorporated by reference herein. The description of such documents contained herein is not intended to be complete and is qualified in its entirety by reference to such exhibits.

     In connection with the Asset Purchase Agreement, Summus, Dr. Jawerth and the Issuer entered into a side letter, dated October 30, 2000, under which the Issuer and Summus agreed not to commit to a sale of assets outside the ordinary course of business or a purchase of substantially all of the assets of another entity until the earlier of the closing of the Sale or the termination of the Asset Purchase Agreement (the "Pre-closing Period"). Dr. Jawerth agreed not to commit to transfer any of his interest in Summus during the Pre-closing Period. The Issuer also agreed that, during the Pre-closing Period, it would not sell Common Stock at a discount greater than 50% and would not sell more than $7.5 million worth of Common Stock for an average discount of 40% or more without approval from both Summus and the Issuer's board of directors.

     At the closing of the Sale, Dr. Jawerth has agreed to enter into a Voting Trust Agreement, which will require Dr. Jawerth to assign the shares of Common Stock he owns to a trustee who will vote the shares. Beginning one month from the date of the Voting Trust Agreement, one-twelfth of the shares will be released from the provisions of the agreement each month. Dr. Jawerth also has agreed to enter into an Employment Agreement that will continue for a term of three years from the closing date of the Sale. As part of his compensation Dr. Jawerth is to receive (1) a salary equal to the greater of $350,000 or the salary of the Issuer's Chief Executive Officer; (2) $500,000 in cash from the Issuer at the closing and (3) an inventions award pursuant to an inventions award plan adopted by the Issuer. As part of his compensation, Dr. Jawerth will also be allowed to make a private sale of up to $2,500,000 worth of the Issuer's Common Stock he owns (as described above in the summary of the Asset Purchase Agreement). In addition, the Issuer will issue warrants to him to purchase three times the number of shares of Common Stock he sells in the private sale. The warrants will be exercisable during the second through the fifth year after the warrants are issued. In the event Dr. Jawerth is terminated for cause or terminates his employment without good reason within a year of the closing, he must return all such warrants. Dr. Jawerth will also be entitled to the following benefits: (1) a stock option package of no less value than the stock option package provided to the Issuer's Chief Executive Officer; (2) participation in the Issuer's employee benefits plan, including health, dental, life, vision and disability insurance and the Summus 401(k) plan; (3) four weeks of vacation per year; (4) a car allowance in the amount of $750 per month and

CUSIP No. 429793-10-2                                               Page 9 of 12


(5) a corporate apartment and apartment expenses for six months up to $2,500 per month. The Voting Agreement and Dr. Jawerth's Employment Agreement will not be executed until closing and, as a result, the terms and provisions of such agreements as described herein are subject to revision as agreed upon by Summus, Dr. Jawerth and the Issuer prior to closing.

     There is no assurance the conditions to closing the Asset Purchase Agreement will be met or that the transaction will be completed. If the transaction is completed, Summus presently intends to effect a distribution, liquidation or dissolution which would result in the Issuer's Common Stock owned or received by Summus to be distributed to Summus shareholders. If the transaction closes, the substantial assets of Summus would be the Issuer's Common Stock received as consideration from the Sale and that already held. The Issuer's business and the value, if any, of Common Stock are subject to substantial risks, including without limitation those set forth by the Issuer in its Form S-1, as filed with the SEC on October 18, 2000 and accessible by www.freeedgar.com. Such risk factors are incorporated herein by reference as
-----------------
risks identified by the Issuer. Summus is not responsible for the accuracy or completeness of statements of the Issuer. The business of Summus also has substantial risks. At this time, Summus is totally dependent on the Issuer for all of its capital and cash requirements. Currently, Summus' liabilities exceed its available cash.

     Summus and Dr. Jawerth acquired beneficial ownership of the shares of the Issuer's Common Stock for the purpose of investment. Pending closing, except as set forth herein, Summus and Dr. Jawerth have no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above and in the Asset Purchase Agreement, neither Summus, Dr. Jawerth, nor to the best of their knowledge, any executive officer or director of Summus, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Summus believes it currently has the right to vote 1,279,667 shares of Common Stock under voting agreements with and/or proxies from 14 people. Such agreements and/or proxies are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Amendment No. 1 to its Registration Statement on Form S-1, File No. 333-41730, filed with the SEC on October 19, 2000.

     The discussion of agreements Summus has entered with respect to securities of the Issuer is incorporated by reference from the response provided pursuant to Item 4 above.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

CUSIP No. 429793-10-2                                              Page 10 of 12


Item 7.    Material to be Filed as Exhibits

Exhibit A      Asset Purchase Agreement dated October 30, 2000, between High
               Speed Net Solutions, Inc., Summus, Ltd. and the Stockholders named therein, incorporated herein by reference from the Issuer's
               Form 10-Q for the Quarter Ending September 30, 2000 (File Number:
               000-29625).

Exhibit B      Side Letter, dated October 30, 2000, between High Speed Net
               Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.

Exhibit C      Amendment No. 1 to Loan and Security Agreement, dated October 30,
               2000, between High Speed Net Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.

Exhibit D      Amendment No. 1 to Stock Pledge and Security Agreement, dated
               October 30, 2000, between High Speed Net Solutions, Inc., Dr.
               Bjorn Jawerth and Summus, Ltd.

Exhibit E      Second Promissory Note, dated October 30, 2000, between High
               Speed Net Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.

Exhibit F      Amendment No. 1 to Escrow Agreement, dated October 30, 2000, between High Speed Net Solutions, Inc., Dr. Bjorn Jawerth and
               Summus, Ltd.

CUSIP No. 429793-10-2                                              Page 11 of 12


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2000

                                            SUMMUS, LTD.

                                            By:      /s/ Bjorn Jawerth
                                                -------------------------------
                                            Name: Dr. Bjorn Jawerth
                                            Title: President and Chairman of the
                                                    Board of Directors



                                            /s/ Bjorn Jawerth
                                            -----------------------------------
                                            Dr. Bjorn Jawerth

CUSIP No. 429793-10-2                                              Page 12 of 12


                                   SCHEDULE I



                Directors and Executive Officers of Summus, Ltd.


     The name and principal occupation of each executive officer and director of Summus, Ltd. are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Summus, Ltd. The business address of each person is c/o Summus, Ltd., Two Hannover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601. Each of the persons listed in Schedule I is a citizen of the United States of America. Other than Dr. Jawerth, none of the executive officers or directors beneficially own any shares of Common Stock.

               Name                     Present Principal Occupation
               ----                     ----------------------------
Dr. Bjorn Jawerth          President, Chief Executive Officer and Director

Gary Ban                   Chief Operating Officer and Chief Information Officer

Leonard Mygatt             Executive Vice President and Secretary

Kenneth Marks              Director

Stuart Diamond             Director

                                   Exhibit B

HSNS and Summus each agrees that it will not commit to a sale of assets other than in the ordinary course of business, or a purchase of substantially all of the assets of another firm, without the approval of the other during the period starting October 30, 2000, and terminating on either the Closing under the Asset Purchase Agreement dated October 30, 2000, or termination of the Asset Purchase Agreement pursuant to Paragraph 10.11 of that agreement (the "Pre-Closing
Period").   Bjorn Jawerth agrees that he will not commit to a sale or other transfer of any of his equity interest in Summus during the Pre-Closing Period. During the Pre-Closing Period, HSNS agrees that it will not sell HSNS stock for an average discount of greater than 50%, and will not sell more than $7.5 million worth of HSNS stock for an average discount of 40% or greater unless approved by the board of directors of Summus and HSNS.

HSNS, Summus, and Bjorn Jawerth acknowledge that due to the urgency to complete negotiations and execution of the Asset Purchase Agreement and related documents, the documents as signed on October 30, 2000, may contain errors. The parties agree that all material issues have been resolved in the negotiations and that they will collaborate in good faith to ensure that the documents are corrected or supplemented as appropriate to accurately reflect the intent of the parties.

October 30, 2000


High Speed Net Solutions, Inc.               Summus, Ltd.

By: /s/ Andy Fox                             By: /s/ Bjorn Jawerth
    ------------------------------               ---------------------------
Title: Andy Fox, President and CEO           Title: Bjorn Jawerth, President
       ---------------------------                  ------------------------

                                             /s/ Bjorn Jawerth
                                             -------------------------------
                                             Bjorn Jawerth

                                   Exhibit C

                                AMENDMENT NO. 1
                                      To
                          LOAN AND SECURITY AGREEMENT

     This AMENDMENT NO. 1 (this "Amendment") is made October 30, 2000, by and among High Speed Net Solutions, Inc., including its majority-owned subsidiaries ("Lender"), Dr. Bjorn Jawerth and Summus, Ltd. ("Borrower"), and amends the LOAN AND SECURITY AGREEMENT (the "Agreement") dated August 31, 2000 by and among the Lender and the Borrower.

     The Agreement is amended as follows:

     1. Section 1.1 of the Agreement shall have the following sentence added thereto:

          Lender also makes an additional term loan to Borrower in the principal amount of up to One Million One Hundred Seventy Five Thousand Dollars ($1,175,000.00) (the "Interim Financing", and collectively with the Term Loan, the "Full Loan"), receipt of which is hereby acknowledged by Borrower, and which is evidenced by that second promissory note (the "Second Promissory Note") dated October 30, 2000 by Borrower in favor of Lender substantially in the form attached hereto as Exhibit
                                                                       -------
          B.
          -
     2.   Section 1.2 of the Agreement shall now read as follows:

          Borrower agrees to repay the Term Loan on the earlier of the date that the Interim Financing is due and payable or the Closing Date under that certain Asset Purchase Agreement entered into by and between Borrower, Lender and the other signatories hereto (the "Asset Purchase Agreement"). Borrower's repayment will include all outstanding Term Loan principal and accrued interest as of the date of repayment. On the date of repayment, payment under this Section 1.2 will be made by cancellation of a portion of the Collateral which, when taken at a Market Price (as defined below) on the date of cancellation, shall have a market value equal to the amount of such Term Loan principal and accrued interest as of such date. "Market Price" shall mean the average of the closing bid and asked price per share of the Lender's Common Stock for the ten trading days prior to the relevant date.

     3. All references to Term Loan in Section 1.3 of the Agreement shall now be made to Full Loan.

     4.   Section 1.4 of the Agreement is hereby created and shall read:

          If the Closing under the Asset Purchase Agreement occurs, the Interim Financing debt shall be cancelled, and the Collateral held as security therefor shall be returned to Borrower. If the Closing does not occur within sixty (60) days of October 30, 2000, the Interim Financing shall be paid by cancellation of the Collateral held as security therefore, which, when taken at a Market Price on the date of cancellation, shall have a market value equal to the debt being repaid. Any remaining Collateral held as security shall be returned to Borrower.

                   [Signatures appear on the following page]

     BORROWER

     SUMMUS, LTD.


     By: /s/ Bjorn Jawerth
        --------------------------
     Title: President

     /s/ Bjorn Jawerth
     -----------------------------
     Dr. Bjorn Jawerth

     LENDER

     HIGH SPEED NET SOLUTIONS, INC.

     By: /s/ Andy Fox
        ---------------------------
     Title: President & CEO

                                   Exhibit D

                                AMENDMENT NO. 1
                                       to
                      STOCK PLEDGE AND SECURITY AGREEMENT

     This AMENDMENT NO. 1 (this "Amendment") is made October 30, 2000, by and among High Speed Net Solutions, Inc., ("HSNS"), Dr. Bjorn Jawerth and Summus, Ltd. ("Pledgor"), and amends the STOCK PLEDGE AND SECURITY AGREEMENT (the "Agreement") dated August 31, 2000 by and among the Lender and the Borrower.

     The Agreement is amended as follows:

     1.  The first recital paragraph shall now read as follows:

          WHEREAS, HSNS has loaned Pledgor the principal sum of $500,000 (the "Term Loan"), and an additional sum of up to $1,175,000 (the "Interim Financing") (the Interim Financing and the Term Loan together being the "Loan"), such Loan being evidenced by a Loan and Security Agreement, as amended (the "Loan and Security Agreement"), and two related Promissory Notes (collectively, the "Promissory Note");

     2.   The following sentence shall be added to the end of Section 12:

          If the Closing occurs under that certain Asset Purchase Agreement dated October 30, 2000 by and among Pledgor, HSNS and the other signatories thereto, the debt represented by the Interim Financing shall be cancelled, and the Pledged Collateral described on Exhibit A as security for the Interim Financing only shall be returned to Pledgor.

     3.   The following clause is added to Exhibit A to the Agreement:

          As security for the Interim Financing only, One Million One Hundred Seventy Five Thousand (1,175,000) Shares of the Common Stock of High Speed Net Solutions, Inc., owned by Pledgor and evidenced by Stock Certificates delivered by Pledgor to HSNS equal to or in excess of such amount. HSNS will facilitate the issuance and return of Stock Certificates to Pledgor evidencing any excess amount of shares as soon as practicable after such delivery.


                   [Signatures appear on the following page]

     IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to the Agreement as of the date and year first above written.

                                  PLEDGOR:


                                  /s/ Bjorn Jawerth
                                  ------------------------------
                                  Name:  Bjorn Jawerth
                                  Title: President, Summus, Ltd.


                                  /s/ Bjorn Jawerth
                                  ------------------------------
                                  Dr. Bjorn Jawerth


                                  HSNS:


                                  /s/ Andy Fox
                                  ------------------------------
                                  Name: Andy Fox
                                  Title: President & CEO, High Speed Net
                                  Solution, Inc.

                                   Exhibit E

                             SECOND PROMISSORY NOTE

Principal Amount                                             October 30, 2000
Up to $1,175,000.00
Raleigh, North Carolina


FOR VALUE RECEIVED, Summus, Ltd., a Delaware corporation ("Maker"), hereby promises to pay to the order of High Speed Net Solutions, Inc., a Florida corporation, at its place of business at 484 Fayetteville Street Mall, Suite 2120, Raleigh, North Carolina ("Lender"), the aggregate principal amount disbursed by Lender to Maker under this Note according to the disbursement schedule set forth in Schedule A, together with interest on the unpaid principal
                      ----------
amount from time to time outstanding prior to demand at a fixed rate per annum equal to eight percent (8%), compounded monthly. All capitalized terms not otherwise defined in this Note shall have the meanings provided in the Loan and Security Agreement, amended as of the date hereof, between Maker and Lender (the "Loan Agreement").

1.  Payment.  All outstanding principal and interest shall be due and payable in
    -------
full on or before sixty (60) days from the date of this Note set forth above; provided, however, that if the Closing occurs under that certain Asset Purchase Agreement dated October 30, 2000 by and among Maker, Lender and the other signatories thereto, the debt represented by this Note shall be cancelled. All amounts due under this Note are subject to prepayment in full or in part at any time without premium or penalty.

After the occurrence and during the continuance of an Event of Default, principal outstanding hereunder shall bear interest at a fixed rate equal to thirteen percent (13%) per annum, compounded monthly.

2.  Interest.  Interest and fees shall be calculated on the basis of a 365-day
    --------
year times the actual number of days elapsed. In no event shall interest payable hereunder exceed the highest rate permitted by applicable law. To the extent any interest received by Lender exceeds the maximum amount permitted, such payment shall be credited to principal, and any excess remaining after full payment of principal shall be refunded to Maker.

3.  Waiver of Presentment.  Maker and all guarantors and endorsers hereby waive
    ---------------------
presentment, demand, notice, protest, and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and assent to extensions of the time of payment or forbearance or other indulgence without notice. No delay or omission of Lender in exercising any right or remedy hereunder shall constitute a waiver of any such right or remedy. Acceptance by Lender of any payment after demand shall not be deemed a waiver of such demand. A waiver on one occasion shall not operate as a bar to or waiver of any such right or remedy on any future occasion.

4.  No Offset, Etc.  Maker acknowledges that, once disbursed and accrued, the
    --------------
principal amount of the Note is fixed and unconditional, and is and shall remain absolutely due and owing by Maker without any defense, deduction, offset or counterclaim (and, to the extent Maker had any defense, deduction, offset or counterclaim on the date hereof, the same are hereby waived).

5.  Amendment.  The terms and conditions of this Note shall not be altered,
    ---------
modified, amended, supplemented or terminated in any manner whatsoever except by a written instrument, duly executed by Maker and Lender.

6.  Currency.  All amounts set forth herein shall be payable in currency of the
    --------
United States of America.

Duly executed as of the date set forth above.

                                                  SUMMUS, LTD.


                                                  By: /s/ Bjorn Jawerth
                                                     --------------------------
                                                     Bjorn Jawerth, President

                       SCHEDULE A TO THE PROMISSORY NOTE
                         DATED AS OF OCTOBER 30, 2000

                               FROM SUMMUS, LTD.
                                      TO
                        HIGH SPEED NET SOLUTIONS, INC.

                    Loan by High Speed Net Solutions, Inc.
                    --------------------------------------


--------------------------------------------------------------------------------------------
   Agreed Dollar Value of        Date of Addition to Note          Cumulative Aggregate
   ----------------------        ------------------------          --------------------
          Advances             (given in the number of days      Principal Amount of Note
          --------             after the date of the Note)       -------------------------
--------------------------------------------------------------------------------------------
        $235,000.00              On the date of the Note              $  235,000.00
--------------------------------------------------------------------------------------------
        $235,000.00                      14                           $  470,000.00
--------------------------------------------------------------------------------------------
        $235,000.00                      28                           $  705,000.00
--------------------------------------------------------------------------------------------
        $235,000.00                      42                           $  940,000.00
--------------------------------------------------------------------------------------------
        $235,000.00                      56                           $1,175,000.00
--------------------------------------------------------------------------------------------

                                   Exhibit F

                                AMENDMENT NO. 1
                                       to
                                ESCROW AGREEMENT

     This AMENDMENT NO. 1 (this "Amendment") is made October 30, 2000, by and among High Speed Net Solutions, Inc., ("HSNS"), Dr. Bjorn Jawerth, Summus, Ltd. ("Pledgor"), and Kilpatrick Stockton LLP (the "Escrow Agent") and amends the ESCROW AGREEMENT (the "Agreement") dated August 31, 2000 by and among the HSNS, Dr. Jawerth, the Pledgor and the Escrow Agent.

     The first recital of the Agreement is to increase the number of Escrowed Shares from Five Hundred Thousand (500,000) to One Million Six Hundred Seventy Five Thousand (1,675,000).

     IN WITNESS HEREOF, the parties hereto have executed this document on the day and year first above written.


                                        PLEDGOR:

                                        /s/ Bjorn Jawerth
                                        ------------------------------
                                        Name: Bjorn Jawerth
                                        Title: President, Summus, Ltd.

                                        /s/ Bjorn Jawerth
                                        ------------------------------
                                        Dr. Bjorn Jawerth

                                        HSNS:

                                        /s/ Andy Fox
                                        ------------------------------
                                        Name: Andy Fox
                                        Title: President & CEO, High Speed Net
                                        Solutions, Inc.


                                        KILPATRICK STOCKTON, LLP


                                        By: /s/ James F. Verdonik
                                           ---------------------------
                                           James F. Verdonik, Partner